ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Financial Statements and Supplementary Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

LL DD

17008315

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SEC Mail Processing Section
FEB 28 2017
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

NEW YORK NEW YORK 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY CASTELLA (212) 739-3348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE NEW YORK NEW YORK 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ANTHONY CASTELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

HOWARD F. SMITH Jr.
Notary Public, State of New York
No. 01SM6057099
Qualified in New York County
Commission Expires 4-9, 20 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying statement of financial condition of Allianz Global Investors Distributors LLC, as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 24, 2017

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2016

Assets		
Current assets:		
Cash and cash equivalents	$	47,257,338
Receivable from affiliates		10,257,692
Distribution and servicing fees receivable		5,258,650
Prepaid expenses		577,089
Deferred sales charges		264,826
Other		246,776
Total assets	$	63,862,371
Liabilities and Member's Capital		
Current liabilities:		
Commissions payable	$	8,737,605
Accrued compensation		7,993,778
Accounts payable and accrued expenses		5,081,473
Payable to affiliates		3,814,343
Other		28,106
Total current liabilities		25,655,305
Other accrued compensation		2,038,366
Total liabilities		27,693,671
Member's capital		36,168,700
Total liabilities and member's capital	$	63,862,371

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2016

Revenues:		
Marketing service fees	$	81,771,666
Distribution and servicing fees		51,688,399
Sales fees and other		9,722,542
Interest income		49,780
Total revenues		143,232,387
Expenses:		
Commissions		48,842,825
Compensation and benefits		47,713,771
General and administrative		22,905,075
Marketing and promotional		15,458,399
Occupancy and equipment		5,550,813
Professional		2,283,389
Insurance		123,701
Other		2,312,638
Total expenses		145,190,611
Net loss	$	(1,958,224)

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2016

Member's capital, beginning of year	$	38,126,924
Net loss		(1,958,224)
Distribution		—
Member's capital, end of year	$	36,168,700

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(1,958,224)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in:		
Distribution and servicing fees receivable		486,169
Receivable from affiliates		(681,647)
Prepaid expenses		124,152
Deferred sales charges		152,099
Other current assets		(30,311)
Accounts payable and accrued expenses		(1,356,422)
Accrued compensation		(573,152)
Commissions payable		(1,537,234)
Payable to affiliates		(736,368)
Other current liabilities		(10,209)
Other accrued compensation		(866,603)
Net cash used in operating activities and net decrease in cash and cash equivalents		(6,987,750)
Cash and cash equivalents, beginning of year		54,245,088
Cash and cash equivalents, end of year	$	47,257,338

See accompanying notes to financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings), which in turn is wholly owned by Allianz Asset Management of America L.P. (AAM LP). AGID is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management.

AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Allianz Funds) for which AGI US Holdings and its subsidiaries provide investment management and advisory services.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID are included on the member's separate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. The Company's policy is to recognize interest and penalties, if any, related to certain tax positions as a component of other expense. There were no uncertain tax positions identified in 2016, thus the Company did not recognize any interest or penalties.

AGID's federal income tax returns remain open to examination for tax years 2013 through 2015 and state income tax returns remain open to examination for tax years 2012 through 2015.

(c) ***Distribution and Servicing Fees***

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the average daily net assets of the Allianz Funds.

(d) ***Marketing Service Fees***

AGID, Allianz Global Investors U.S. LLC (AGI US), and Allianz Global Investors Fund Management LLC (AGIFM), wholly owned subsidiaries of AGI US Holdings, and NFJ Investment Group LLC (NFJ), a wholly owned subsidiary of AGI US, have a marketing services agreement whereby AGID earns a marketing service fee from AGI US, AGIFM, and NFJ to compensate AGID for the acquisition of new assets under management. The allocation of the marketing service fee is based on certain monthly net revenues earned by the respective companies. Effective October 1, 2016 AGIFM merged into AGI US and AGI US assumed AGIFM's obligation under the marketing services agreement. Marketing servicing fees are primarily based on gross sales at rates that are scaled based on sales volume and are recognized as revenue by the Company as the services are performed.

(e) ***Sales Fees and Other***

Revenue associated with the sale of Class A shares of Allianz Funds is recorded on a trade-date basis, and is primarily based on a percentage of the share's public offering price. The Company also earns an asset-based fee, based on the average net assets of the 529 College Savings Accounts for which it is the program manager.

(f) ***Deferred Sales Charges***

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments were sold to AGIFM prior to AGIFM merging into AGI US, and to AGI US as a result of AGIFM merging into AGI US, at cost in the month subsequent to origination.

(g) ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(Continued)

(h) Comprehensive income

AGID did not have items of other comprehensive income for the year ended December 31, 2016.

(3) Revenues

Pursuant to the distribution agreements with the Allianz Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class C, and R shares of the Allianz Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, C, and R shares of the Allianz Funds, except for the Class A and C shares of the Allianz Money Market fund, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission, ranging from 0.75% to 5.25% of the public offering price per share, on certain sales of the Class A shares of the Allianz Funds.

(4) Deferred Sales Charges and Other Commission Payments

In connection with the distribution of the Class A and Class C shares, AGID advances commissions to third party intermediaries, which are capitalized as AGID is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales charges. Initial commissions are generally paid at a rate of up to 1% for Class A shares (on sales of $1 million or more) and for Class C shares. The contingent deferred sales charges are collected on certain early redemptions of such shares, unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase of the Allianz Funds.

Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments were sold to AGIFM prior to AGIFM merging into AGI US and to AGI US as a result of AGIFM merging into AGI US at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to AGIFM and AGI US amounted to $3,324,997 during the year ended December 31, 2016.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Allianz Funds.

(5) Related-Party Transactions

AGID reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, human resources, information technology, and other general and administrative services. Costs allocated to

AGID for the year ended December 31, 2016 were $1,476,335, which is included in general and administrative expenses in the accompanying statement of operations. AGID incurred $1,487,741 in office rental expense for the year ended December 31, 2016, which was allocated from AAM LP based upon square footage, and is included in occupancy and equipment in the accompanying statement of operations.

Certain management and other employees at AGI US Holdings, AGIFM and AGI US provide services to AGID. These services generally consist of executive management, account management, product management, finance, marketing, legal, compliance, information technology, and other general and administrative services. In addition, AGID receives the benefit of external services and various overhead that is initially paid by AGI US Holdings, AGIFM and AGI US. AGID reimburses AGI US Holdings, AGIFM and AGI US monthly for these services, which are allocated based on estimated time and usage factors for each AGI US Holdings, AGIFM and AGI US department that is providing such services. The total amount of allocated expenses for these services, which is included within each respective expense item in the accompanying statement of operations, is as follows:

Expense		Allocation
Compensation and benefits	$	13,750,403
General and administrative		8,235,089
Occupancy and equipment		3,562,502
Marketing and promotional		1,404,663
Professional		849,371
Other		248,276
Total	$	28,050,304

The payable to affiliates balance in the accompanying statement of financial condition represents a liability to be paid to AAM LP, AGI US Holdings and AGI US in connection with these services in addition to payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2016, $3,814,343 was payable to such affiliates.

AGID earned $38,464,236, $9,277,477, and $33,365,072 of marketing service fees from AGI US, AGIFM, and NFJ, respectively, during 2016, which is included in marketing service fees in the accompanying statement of operations. As of December 31, 2016, $7,803,690 remained uncollected and is included within receivable from affiliates in the accompanying statement of financial condition.

AGID also provides marketing and client related services for NFJ, earning $1,017,723 during 2016, which is included in sales fees and other in the accompanying statement of operations.

Certain administrative costs to oversee AGI US Holdings and its subsidiaries, including AGID, are managed centrally by Allianz Global Investors GmbH, an indirect subsidiary of Allianz SE. These costs are allocated to different entities benefiting from these services based on the proportion of net revenue earned in each entity. Costs allocated to AGID for these services, which include global management, finance, operations, technology, risk and legal, for the year ended December 31, 2016 were $3,641,871, and are included in general and administrative expense in the accompanying statement of operations.

(6) Benefit Plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by AGID related to this plan during the year was $1,114,080. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded in 2016 by AGID related to discretionary contributions was $1,779,365. These amounts are included in compensation and benefits in the accompanying statement of operations.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP.

AGID has various incentive compensation programs that compensate participants on the basis of certain sales and provides discretionary bonuses. Compensation under these programs was $17,708,349 for the year ended December 31, 2016 and is included in compensation and benefits in the accompanying statement of operations.

AAM LP has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $2,740,027 for the year ended December 31, 2016 and is included in compensation and benefits in the accompanying statement of operations.

AGID also has a long-term deferral plan to reward certain key employees for long-term growth and profitability of Allianz Funds. Awards are primarily based on achieving certain company growth targets and are funded on grant date into a deferred trust held at AAM LP. Compensation expense of the notional award is recognized over the three year vesting period. Compensation expense and unrealized gains or losses are also recognized to the extent the underlying investments (Allianz Funds) appreciate or depreciate in value. Total compensation expense under this program was $1,813,351 and net unrealized gains were $205,297 for the year ended December 31, 2016, which are included in compensation and benefits and sales fees and other, respectively, in the accompanying statement of operations.

(Continued)

(7) Contingencies

AGID is subject to various pending and threatened legal actions and regulatory inquiries, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial condition or results of operations. The Company expenses related legal fees as incurred.

(8) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2016, AGID had net capital of $19,563,667 for regulatory purposes, which was $17,717,421 in excess of its required net capital of $1,846,246. AGID's aggregate indebtedness to net capital ratio was 1.42-to-1 as of December 31, 2016.

(9) Subsequent Event

The Company has evaluated events occurring after the statement of financial condition date (subsequent events) through February 24, 2017, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements, noting the Company has identified the following event to disclose:

The Company has amended and restated its marketing services agreement with AGI US and NFJ, whereby AGID will continue to market, promote, distribute and/or service the Allianz Funds, however, compensation for these services is based on a fixed margin of 5% above AGID's net expenses (as defined).

Schedule I

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Member's capital	$	36,168,700
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		10,257,692
Other nonallowable assets		6,347,341
		16,605,033
Net capital before other deductions		19,563,667
Other deductions		—
Net capital	$	19,563,667
Computation of basic net capital requirement:		
Aggregate indebtedness	$	27,693,671
Ratio of aggregate indebtedness to net capital		1.42-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	1,846,246
Excess net capital	$	17,717,421

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2016 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 26, 2017 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

Schedule II

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

See accompanying report of independent registered public accounting firm.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

See accompanying report of independent registered public accounting firm.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Exemption Report

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Allianz Global Investors Distributors LLC:

We have reviewed management's statements, included in the accompanying Allianz Global Investors Distributors LLC Exemption Report (the Exemption Report), in which (1) Allianz Global Investors Distributors LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 24, 2017

Allianz Global Investors Distributors LLC
(SEC Identification No. 8-41811)

Exemption Report

Allianz Global Investors Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(1) for the year ended December 31, 2016, except as described below:

a. Exceptions are noted for 14 checks received where the date of receipt by the Company cannot be reasonably determined. As a result these have been deemed reportable exceptions.

To our best knowledge and belief, we affirm that the Company's Exemption Report is true and correct.

Anthony Castella
Chief Financial Officer
Allianz Global Investors Distributors LLC

February 24, 2017